[LAN Airlines Letterhead]

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Office of International Corporation Finance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

May 7, 2012

Re:	Lan Airlines S.A. and Holdco II S.A. Registration Statement on
Form F-4, as amended (File No. 333-177984)

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LAN Airlines S.A. (“LAN”) and Holdco II S.A (“Holdco 2”, and together with LAN, the “Issuers”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4, as amended, File No. 333-177984 be accelerated so that it will be declared effective at 10:00 a.m. Eastern Standard Time on Wednesday, May 9, 2012, or as soon as possible thereafter (the “Effective Time”).

Each Issuer hereby acknowledges its responsibilities under the Securities Act of 1933, as amended as they relate to the above-referenced Registration Statement. In addition, each Issuer hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve either Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	The Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Sincerely,

LAN AIRLINES S.A.

By:	/s/ Enrique Cueto Plaza
Name: Enrique Cueto Plaza
Title: Chief Executive Officer

HOLDCO II S.A.

By:	/s/ Enrique Cueto Plaza
Name: Enrique Cueto Plaza
Title: Chief Executive Officer